Exhibit 3.3

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Laws of the State of Delaware does hereby certify:

FIRST: That a meeting of the Board of Directors of Rubincon Ventures Inc. (the “Company”) resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for a consent vote of the majority of the stockholders of said corporation for consideration thereof The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Articles thereof numbered “4” so that, as amended, said Articles shall be read as follows:

“Two hundred Million (200,000,000) shares with a par value of One Mil ($0.001) per share, amount to Two Hundred Thousand Dollars ($200,000).”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a consent resolution was obtained from the majority of the stockholders of the Company where the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this nineteen day of September, 2005.

By:	/s/ Ted Reimchen
Ted Reimchen
Chief Executive Officer, President and Director